General Steel Holdings, Inc.
Kuntai International Mansion Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue
Chaoyang District, Beijing 100020

May 5, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549 - 7010

Re:	General Steel Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (No. 333-149217)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, General Steel Holdings, Inc (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4 p.m., New York time, on May 6, 2008 or as soon thereafter as practicable.

In connection with our submission of this request, we acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

General Steel Holdings, Inc.

By: /s/ YU Zuo Sheng
Name: YU Zuo Sheng
Title: Chairman and Chief Executive Officer